Exhibit 5.3

CONSENT OF MILBANK, TWEED, HADLEY & MCCLOY LLP

TO:                           The Board of Directors of HudBay Minerals Inc.

We hereby consent to the reference to our name contained under the heading “Legal Matters” and in the Circular accompanying the Offer dated February 10, 2014, as amended, made by HudBay Minerals Inc. to the holders of common shares of Augusta Resource Corporation.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

(Signed) MILBANK, TWEED, HADLEY & MCCLOY LLP
New York, New York

July 1, 2014